Exhibit 99.4

ALMADEN MINERALS LTD.
(the “Company”)
Suite 1103 – 750 West Pender Street
Vancouver, British Columbia  V6C 2T8
Telephone: (604) 689-7644  Facsimile: (604) 689-7645

MANAGEMENT INFORMATION CIRCULAR
as at and dated
May 22, 2014
(unless otherwise noted)

This Management Information Circular (“Information Circular”) accompanies the Notice of 2014 Annual General Meeting (“Notice of Meeting”) of holders of common shares (“shareholders”) of Almaden Minerals Ltd. (the “Company”) scheduled to be held on June 26, 2014 (the “Meeting”) and at any adjournment or postponement thereof and is furnished in connection with the solicitation of proxies for use at that Meeting.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The Accompanying Form of Proxy is Being Solicited by Management of the Company.

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and regular employees of the Company.  The Company does not reimburse shareholders’ nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  No director of the Company has informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

APPOINTMENT AND REVOCATION OF PROXY

Only shareholders whose names appear on the records of the Company (“registered shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Those registered shareholders so desiring may be represented by proxy at the Meeting. The persons named in the accompanying form of proxy are directors and/or officers of the Company (“Management Appointees”).  A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT APPOINTEES IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

Any shareholder returning the accompanying form of proxy may revoke it at any time if it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or at the office of the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked.  Only registered shareholders have the right to revoke a proxy.

VOTING AND DEPOSIT OF PROXIES

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY, PROPERLY EXECUTED AND DEPOSITED, WILL, ON ANY BALLOT CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE PROXY CONFERS ON THE PROXYHOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH MATTER AND IF ONE OF THE MANAGEMENT APPOINTEES NAMED IN THE ACCOMPANYING FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES REPRESENTED BY SUCH PROXY SHALL BE VOTED FOR SUCH MATTER. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER WILL VOTE IN ACCORDANCE WITH THE PROXYHOLDER’S BEST JUDGEMENT ON SUCH MATTERS. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE PRESENTED TO THE MEETING.

SEE ALSO THE ACCOMPANYING FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the registrar and transfer agent of the Company, Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment or postponement thereof.  Late proxies may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with current securities regulatory policy, the Company has distributed proxy-related materials for the Meeting (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries.

Current securities regulatory policy requires Intermediaries to forward the Meeting Materials to, and seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare, Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON  M5J 2Y1, fax number (416) 263-9261; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (such as Broadridge Financial Solutions Inc.), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for such a proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company, or otherwise communicate voting instructions to the Intermediary or its service company (by way of telephone or the Internet, for example) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives such a signed form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the signed form of proxy and insert the Non-Registered Holder’s name in the blank space provided.  A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the signed form of proxy or proxy authorization form is to be delivered.  Non-Registered Holders who wish to change their vote must arrange for their Intermediaries to revoke the proxy on their behalf.

The Meeting Materials are being sent to both registered shareholders and non-registered shareholders.  If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you as a non-objecting beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.   Management of the Company does not intend to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the Meeting Materials unless the Intermediary holding shares on behalf of the objecting beneficial owner assumes the cost of delivery.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized share structure consists of an unlimited number of common shares without par value. There is one class of shares only. There are 64,578,321 issued and outstanding common shares as at May 22, 2014.

The directors of the Company have determined that all shareholders of record as of May 22, 2014 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting. At a general meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote will have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority will have one vote for each share of which such shareholder is the registered holder.  Shares represented by proxy will only be voted as to the number of shares represented if a poll or ballot is called for.  A poll or ballot may be requested by a registered shareholder or proxyholder present and entitled to vote at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes attached to all shares that are entitled to be voted and to be represented at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the outstanding voting rights of the Company other than:

Name and Province/State and Country of Residence	Number of Shares	Percentage of Issued and Outstanding Shares
Ernesto Echavarria Sinaloa, Mexico	7,028,009(1)	10.88%(2)

(1)
Based on information obtained from SEDI as of May 22, 2014.  By Voting Trust Agreement dated December 17, 2009, the right to vote these shares has been given jointly to D. Poliquin, Chairman, and M. Poliquin, President and Chief Executive Officer, of the Company.

(2)	Based on issued and outstanding share capital of 64,578,321 common shares as of May 22, 2014.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, none of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or  executive officers of the Company since the commencement of the Company's last financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting and holds office until the next annual general meeting unless that person ceases to be a director before then.  In accordance with the requirements of Section 461.3 of the Toronto Stock Exchange Company Manual (the “TSX Manual”), the Company discloses that it has adopted a majority voting policy for the election of directors for non-contested meetings, the details of which are set out below under the heading Statement of Corporate Governance Practices.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors.

The board of directors adopted an Advance Notice Policy on January 28, 2013. The purpose of the Advance Notice Policy is to provide shareholders, directors and management with direction on the procedure for shareholder nomination of directors. The Advance Notice Policy is the framework by which a deadline is fixed by which holders of record of the Company’s common shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the timely notice to the Company’s Secretary for the notice to be in proper written form.  The Advance Notice Policy is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com and may be found on the Company’s website at www.almadenminerals.com.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Management proposes that the number of directors for the Company be set at eight (8) and the shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at eight (8) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position Held	Director Since	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly *	Principal Occupation During the Past Five Years
DUANE POLIQUIN British Columbia, Canada Chairman and Director	February 1, 2002	2,405,837(3)	Registered Professional Geological Engineer; Chairman and Director of the Company; Director of Gold Mountain Mining Corporation.
MORGAN POLIQUIN British Columbia, Canada President, Chief Executive Officer and Director	February 1, 2002	968,647(3)	Registered Professional Geological Engineer; President, Director and CEO of the Company; Director of Gold Mountain Mining Corporation
JOHN (JACK) McCLEARY (1)(2) Alberta, Canada Director	February 1, 2002	331,550	Registered Professional Geologist
GERALD G. CARLSON (1)(2) British Columbia, Canada Director	February 1, 2002	64,000
Vice President of Exploration of Pacific Ridge Exploration Ltd.; Director of Golden Peak Minerals Inc.; President and Director of Iron South Mining Corp. to 2013; President and Director of Blue Sky Uranium Corp. to 2012; Director of Noka Resources Inc., Enertopia Corp. and Tarsis Resources Ltd. to 2012; Director of Fairmont Resources Inc. and Pacific Arc Resources Ltd. to 2011; Director of Taipan Resources Inc. and Redtail Metals Corp. to 2010.

JOSEPH MONTGOMERY (1)(2) British Columbia, Canada Director	February 1, 2002	Nil
Professional Engineer; Director of Infrastructure Materials Corp. and  Cosigo Resources Ltd.; Director of Pacific Iron Ore Corporation to 2013; Director of Integra Gold Corp., Amador Gold Corp., Rogue Iron Ore Corp., Zinccorp Resources Inc., Sedex Mining Corp., La Ronge Gold Corp., Abitibi Mining Corp., Klondike Silver Corp. and Klondike Gold Corp. to 2010.

BARRY SMEE British Columbia, Canada Director	July 6, 2006	60,000	Consulting geochemist; Director of Platinum Group Metals Ltd.
MARK T. BROWN British Columbia, Canada Director	June 28, 2011	69,050	President and Director of Pacific Opportunity Capital Ltd.
WILLIAM J. WORRALL British Columbia, Canada Director	May 7, 2013	12,500	Barrister and Solicitor; Principal of William J. Worrall, Q.C. Law Corp., a member of Lexas Law Group, An Association of Law Corporations, until his retirement on December 31, 2012.

*           as of May 22, 2014.

(1)           Denotes a member of the Audit Committee.
(2)	Denotes a member of the Nomination and Corporate Governance Committee and of the Compensation Committee.
(3)
By Voting Trust Agreement dated December 17, 2009 executed by Mr. Ernesto Echavarria, the right to vote these shares has been given jointly to D. Poliquin, Chairman, and M. Poliquin, President and Chief Executive Officer, of the Company as well as the right to vote any common shares issued to Mr. Echavarria upon the exercise of warrants that he holds to acquire an additional 2,800,000 of the Company’s common shares.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of management of the Company, no proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)
was subject to a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)
since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(e)
is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

See attached Form 51-102F6

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth the requisite equity compensation plan information:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	6,195,000	$2.31	262,832
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,195,000	$2.31	262,832

Stock Option Plan and Unallocated Options, Rights Or Other Entitlements Under Stock Option Plan

The Company has a Rolling Stock Option Plan (the “Plan”) that was created as an amendment to the then existing fixed number plan with the approval by disinterested shareholder vote given at the Company’s Annual General Meeting held on May 18, 2005, again on June 9, 2008 and again on June 28, 2011 and approved by the Toronto Stock Exchange (“TSX”).  Under the Plan, options are authorized to be granted to the maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant. There have been no amendments to the Plan since the approval of shareholders noted above.  The Company has no other equity compensation plans not previously approved by shareholders.

Section 613 of the TSX Manual requires that every three years after institution all unallocated options, rights or other entitlements under security based compensation arrangements which do not have a fixed maximum number of securities must be approved by a majority of the Company’s directors and the Company’s security holders (excluding insiders of the Company) at a duly called meeting.  A triennial approval of the Plan was given at the Company’s annual general meeting held on June 28, 2011 and requires approval of unallocated options, rights or other entitlements under the Plan at the Meeting.

The TSX Manual also requires that the following information be provided on an annual basis.  The Plan was instituted on July 19, 2005 after a disinterested shareholder (as that term was defined under prior policies of the TSX) approval vote at the Company’s annual general meeting held on May 18, 2005. Under Section 613 of the TSX Manual, insiders who are eligible participants under the Plan are not entitled to vote to approve unallocated options, rights or other entitlements under the Plan.

Under the Plan eligible participants are:

(i)	an employee, senior officer or director of the Company or any related Company;
(ii)	a consultant;
(iii)	an issuer, all the voting securities of which are held by persons described in (i) and (ii);
(iv)	a management company employee.

The total number of common shares issued under options granted and exercised under the Plan from May 24, 2013 to May 22, 2014, the Record Date, was nil.

The total number of common shares issuable under actual grants under the Plan is 6,195,000 constituting 9.6% of the Company’s issued and outstanding common shares as of the Record Date.

The maximum total number of common shares issuable under the Plan is 6,457,832, the number equal to 10% of the issued common shares as of the Record Date.  There are, therefore, 262,832 common shares issuable under options available for grant under the Plan representing 0.4% of the Company’s issued and outstanding common shares as of the Record Date.

There is no maximum percentage of common shares which may be issued to insiders of the Company. The Plan contains provisions that limit the number of shares reserved to any one Consultant to 2% of the issued shares of the Company in any 12 month period and to persons providing Investor Relations activities to 2% of the issued shares of the Company in any 12 month period but such limitation applies only if the shares of the Company are listed in Canada only on the TSX. The shares of the Company are currently listed on the TSX and the NYSE MKT.

The exercise price for options granted under the Plan is to be the price per share specified in the option agreement which cannot be less that the Market Price. “Market Price” means the Volume Weighted Average Price (“VWAP”) on TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of the grant of the option subject always that in certain exceptional circumstances, the 5 day VWAP may not accurately reflect the securities’ current market price and TSX may adjust the VWAP based on relevant factors including liquidity, trading activity immediately before, during or immediately after the relevant period or any material events, changes or announcements occurring immediately before, during or immediately after the relevant period. VWAP means the volume weighted average trading price of the listed securities, calculated by dividing the total value by the total volume of securities traded for the relevant period.

The Plan contains the following provision as to stock appreciation rights: “An Eligible Person to whom an Option has been granted (“Eligible Optionee”) may, rather than exercise any Option to which the Eligible Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the common shares to which the Option, or part thereof, so terminated relates (the “Optioned Shares”), elect to exercise the right (the “Share Appreciation Right”) to receive that number of common shares, disregarding fractions, which, when multiplied by the VWAP have a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the exercise price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.  VWAP shall be calculated for 5 consecutive trading days before such date on the TSX.”

Options granted to Consultants performing Investor Relations activities vest over a 12 month period with no more than ¼ of such options so granted vesting in any 3 month period. Such vesting restrictions apply to any Qualified Successor of such Consultant, otherwise the board has the discretion to make any vesting conditions it sees fit.  “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death or a “permitted assign” as that term is defined in Canadian Securities Administrators National Instrument 45-106.

The term of any option granted under the Plan will expire on the later of 5 years following the date of grant, or if such date falls within, or immediately following a self-imposed “blackout” period, such option will then expire on the 10th business day following the blackout if the Company is listed only on the TSX. The Company is currently listed on the TSX and the NYSE MKT.

The Plan contains provisions as to termination providing for termination on the earliest of the following:

(a)	the termination date specified for such Option in the Option Agreement;

(b)
Death of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Company or any Related Company, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of twelve months following the date of such death and the expiry of the Term of the Option;

(c)
Cessation of Employment – Upon an Optionee’s employment with the Company being terminated for cause, any option not exercised terminates immediately.  If an Optionee is a director and is removed from office, any option not exercised terminates immediately. If an optionee becomes permanently disabled, any option may be exercised for a period of six months after the date of permanent disability.  If an Optionee’s employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending;

(d)
Amalgamation – In the event of the Company proposing to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Common Shares of the Company or any part thereof shall be made to all the holders of Common Shares of the Company, the Company shall have the right, upon written notice to each Optionee holding options under the Plan, to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the Optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect; and

(e)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option.

Options granted under the Plan are not assignable or transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws.

The Plan provides that, subject to the approval of the TSX, if required, and the terms of the Plan, the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan.

Notwithstanding the generality of the foregoing the power of the Board to amend the Plan shall be limited to the following:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions of a security or a Plan;

(c)	a change to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve;

It is a Policy of the TSX that, because the Plan is silent in respect thereof, shareholder approval is required for any other amendment or revisions to the terms of the Plan and nothing in the Plan shall be construed as authorizing the directors to make amendments to the Plan without shareholder approval to effect;

(a)
any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)	any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

No amendments to the Plan have been adopted in the last fiscal year.

At the Meeting, therefore, shareholders will be asked to pass the following resolution:

“RESOLVED that

1.	all unallocated options, rights or other entitlements under the Company’s stock option plan (“Plan”) be and are hereby approved until June 26, 2017;

2.
the directors of the Company are hereby authorized to make such other amendments to the Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful, subject always to the limitations on the power to amend or revise as are contained in the Plan;

3.
any one officer or director of the Company is authorized for and on behalf of and in the name of the Company to do all such acts and to execute and deliver, whether under corporate seal or otherwise, all such documents, instruments and writings as in his discretion are necessary or desirable to give effect to the foregoing resolutions; and

4.
notwithstanding the passage of this resolution by the shareholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Plan.”

The Board recommends that shareholders vote FOR the resolution approving the unallocated options, rights and other entitlements under the Plan. The persons named in the accompanying form of Proxy intend to vote at the Meeting for the resolution unless otherwise directed by the shareholders appointing them.  Insiders that are eligible to receive grants of options under the Plan are not entitled to vote on the shareholders resolution. Insiders not entitled to vote hold in the aggregate 3,956,284 shares representing 6.13% of the shares issued and outstanding on the Record Date.

If the foregoing resolution is not passed, previously allocated Options will remain unaffected and may be exercised but previously allocated Options that are cancelled before exercise or expire will not be available for grant.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

None of the current or former directors, executive officers or employees of the Company or any of its subsidiaries, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company’s most recently completed financial year and no indebtedness remains outstanding as at the date of this Information Circular nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by the Company or any of its subsidiaries.

Indebtedness Under Securities Purchase and Other Programs

None of the current or former directors, executive officers or employees of the Company or any of its subsidiaries, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of them is or has been indebted to the Company or any of its subsidiaries under any securities purchase or other programs. The Company has no securities purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia).  The Company has obtained insurance coverage for such indemnity to a policy limit of $5,000,000 in the aggregate with a deductible of $50,000 per claim.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, or a combination of both, common shares of the Company, carrying more than ten percent of the voting rights attached to the outstanding common shares of the Company (an “Insider”); (c) director or executive officer of a person or company that is itself an Insider or subsidiary of the Company; or (d) any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction that has materially affected or would materially affect the Company, except with respect to an interest arising from the ownership of common shares of the Company where such person or company will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of common shares of the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte LLP, Independent Registered Public Accountants, British Columbia, as auditors of the Company to hold office until the close of the next annual general meeting of the Company.

RECONFIRMATION OF SHAREHOLDER RIGHTS PLAN

It is a term of the Company’s Shareholder Rights Plan effective April 13, 2011 (the “Rights Plan”) that the Rights Plan must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by holders of the Company’s common shares who vote in respect of the matter at the Meeting (and at each third annual meeting of shareholders thereafter) or it will terminate at the close of the Meeting (or at the close of such third annual meeting thereafter); provided that it will not terminate if a Flip-in Event (as defined below) has occurred (other than a Flip-in Event which has been waived pursuant to the terms of the Rights Plan) prior to the date upon which the Rights Plan would otherwise terminate.  At the Meeting, therefore, shareholders will be asked to pass an ordinary resolution reconfirming the Rights Plan.

Purpose of the Rights Plan

The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following description of the Rights Plan is a summary only.  Reference is made to the full text of the Rights Plan, a copy of which has been filed on SEDAR.

Issue of Rights

The Company has issued one right (a “Right”) in respect of each Common Share outstanding.

The Rights

Each Right entitles the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time (defined below).

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares.  From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time.  After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for an exercise price (the “Exercise Price”) equal to four times the prevailing market price (being the average of the 20 consecutive trading days’ daily closing prices per share) of a Common Share as at the Separation Time (subject to certain adjustments).  Upon the occurrence of a Flip-In Event prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase, for the Exercise Price, that number of Common Shares as have an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-In Event) equal to twice the Exercise Price.  Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or such person’s affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)
such person (including a mutual fund or investment fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

(i)	holds those Common Shares in the ordinary course of its business for the account of others;

(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)           the date on which a Permitted Bid or Computing Permitted Bid ceases to quality as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	at the termination of the Meeting, unless at the Meeting the duration of the Rights Plan is extended until immediately after the Company’s annual meeting of shareholders to be held in 2017.

Definition of “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person.  Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred the Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)
the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and then only if, at such date, not less than 50% of the outstanding Common Shares held by shareholders of the Company, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are take up and paid for; and

(d)
if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the Offeror will make a public announcement of that fact and the bid will remain open for an additional period of at least 10 business days to permit the remaining shareholders of the Company to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)
satisfies all the requirements of a Permitted Bid other than the requirement that the Offeror agrees that: (1) no Common Shares will be taken up or paid for under the bid: (i) for at least 60 days following the commencement of the bid; (ii) after such date, not less than 50% of the outstanding Common Shares held by shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and (2) Common Shares may be deposited pursuant to such take-over bid at any time during the 60 day period described in (1)(i) of this paragraph, that any Common Shares deposited pursuant to such take-over bid may be withdrawn until taken up and paid for; and (3) upon deposit of more than 50% of the outstanding Common Shares as described under (1)(ii) in this paragraph, the Offeror will make a public announcement of such greater than 50% deposit and such take-over bid is to remain open for deposits and tenders of Common Shares for a minimum of 10 business days from the date of such public announcement;

(c)
contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid (x) prior to the close of business on a date that is not earlier than the later of (1) the earliest date on which Common Shares may be taken up and paid for under any prior bid in existence at the date of such Competing Permitted Bid, and (2) 35 days after the date of such Competing Permitted Bid, and (y) unless, at the time that such Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by shareholders of the Company, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

Prior to the occurrence of a Flip-In Event as to which the operation of the Rights Plan has not been waived, all (but not less than all) of the Rights may be redeemed by the Board, acting in good faith, with the prior consent of the holders of Common Shares or Rights, as applicable, at a redemption price of $0.0001 per Right (subject to adjustment).  In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price.  If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

With the prior consent of the holders of Common Shares, the Board may, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Common Shares or convertible securities otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares or otherwise than in the circumstances where the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person, waive the application of the “Flip-In” provisions of the Rights Plan to such Flip-In Event.  Furthermore, the Board may, until a Flip-In Event occurs, determine to waive the application of the “Flip-In” provisions of the Rights Plan to a particular Flip-In Event that may occur by reason of a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares; provided, however, that if the Board waives the Rights Plan with respect to such Flip-In Event, it will be deemed to have waived the “Flip-In” provisions of the Rights Plan to any other Flip-In Events occurring by reason of a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares before the expiry of that first bid.  The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event if the Board has determined, within eight business days, that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Time of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan.  In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Company.

At the Meeting, therefore, shareholders will be asked to pass the following resolution:

“RESOLVED that

(a)	the Company’s Shareholder Rights Plan approved by the shareholders of the Company on June 28, 2011 is hereby reconfirmed; and

(b)
any one director or officer of the Company is hereby authorized and directed to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

The Board recommends that shareholders vote FOR the resolution reconfirming the Company’s Shareholder Rights Plan.

If the foregoing resolution is not passed, the Shareholder Rights Plan will expire at the conclusion of the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

There are no matters other than election of directors, appointment of auditors, approval of unallocated options, rights or other entitlements under the Company’s Stock Option Plan and reconfirmation of the Company’s Shareholder Rights Plan to be submitted to security holders.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

General

The Board of Directors of the Company (the “Board”) recognizes that good corporate governance is of fundamental importance to the success of the Company. The Company’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Nominating and Corporate Governance Committee.

Canadian Securities Administrators National Instrument 58-101 requires disclosure of Corporate Governance Practices of the Company formulated in accordance with National Policy 58-201 Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Board’s assessment of the Company’s Corporate Governance practices which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or audit committee member has the meaning given to the term in the Guidelines and is generally as follows. A director or audit committee member is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of the director’s or audit committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)	an individual who:
(i)	is a partner of a firm that is the company’s internal or external auditor,
(ii)	is an employee of that firm, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the company’s current executive officers serves or served at that same time on the company’s compensation committee;

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the company received, more than $75,000 in direct compensation from the company during any 12 month period within the last three years;

(g)
an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the board of directors or any board committee; and

(h)	an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 the Company has adopted a Corporate Communications Policy.

Board of Directors

The Board, with the assistance of Counsel to the Company, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Board each director is required to disclose any material interest in or business relationship with the Company and his shareholding in the Company.

The Board is comprised of 8 members. In accordance with the definition of “independent” outlined above, the Board, utilizing the information provided to it by each director as aforesaid, has determined that the following directors are not independent, namely: Duane Poliquin, Morgan Poliquin, Mark T. Brown and William J. Worrall.  Accordingly, 50% of the members of the Board are independent.  The Chair of the Board is not an independent director.

There were (6) six meetings of the board held during the period commencing May 24, 2013 and ending on the Record Date (“the year”).  The following table indicates the number of meetings attended by each director during the year.

Director	Number
Duane Poliquin	6
Morgan Poliquin	6
Jack McCleary	5
Joseph Montgomery	6
Gerald G. Carlson	5
Barry W. Smee	4
Mark T. Brown	4
William J. Worrall	4

The members of the Board who are independent are entitled and encouraged to hold meetings at which non-independent directors are not in attendance. John McCleary is the lead director of the independent Board. There were (4) four meetings of the independent directors held during the year.

Particulars of any directorship in a reporting issuer held by a director of the Company is disclosed in this Information Circular under the heading “Election of Directors”.

Board Mandate

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Board has adopted a written mandate.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of the Company’s shareholders and, accordingly, has adopted a Majority Voting Policy for the election of directors for non-contested meetings.  The Majority Voting Policy provides that, in a non-contested election of directors, voting will be by ballot and, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such director is duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chairman of the Board.  A “non-contested election” means an election where the number of nominees for director is not greater than the number of directors to be elected.  Under the Majority Voting Policy, the Nomination and Corporate Governance Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation.  The Board will take formal action on the Nomination and Corporate Governance Committee’s recommendation no later than 90 days following the date of the applicable shareholders’ meeting and will announce its decision via press release.  If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision.  No director who is required to tender his or her resignation shall participate in the Nomination and Corporate Governance Committee’s deliberations or recommendations or in the Board’s deliberations or determination.  If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the Company’s next annual general meeting, or may appoint a new director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

Position Descriptions

The Board has not developed any written position descriptions for the chair of directors meetings or the chair of each Board committee. The Board expects the chair to set the agenda for Board meetings and to assist the Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The following position descriptions have been developed for the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

The Chairman of the Company’s Board does the following:

-	Leads the Board and also takes a hands-on role in the Company’s day-to-day management.
-	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
-	Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.
-	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

Chief Executive Officer (‘CEO’)

Reports to:

The Board.

Function:
Provides overall leadership and vision in developing, in concert with the Board, the strategic direction of the Company and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business of the Company to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board and financial and operational objectives are attained.

Authorities, Duties and Responsibilities:

(a)	General Functions:
1.	Provides effective leadership to the management and the employees of the Company and establishes an effective means of control and co-ordination for all operations and activities.
2.	Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling the Company to attract, retain and motivate a diverse group of quality employees.
3.	Keeps the Board fully informed on the Company`s operational and financial affairs.
4.
Develops and maintains a sound, effective organization structure and plans for capable management succession, progressive employee training and development programs and reports to the Board on these matters.

5.	Ensures that effective communications and appropriate relationships are maintained with the shareholders of the Company and other stakeholders.
6.	Develops capital expenditure plans for approval by the Board.
7.	Turns any strategic plan as may be developed by the Board into a detailed operating plan.

(b)	Strategy and Risks
1.
Develops and recommends to the Board strategic plans to ensure the Company`s profitable growth and overall success.  This includes updating and making changes as required and involving the Board in the early stages of developing strategy.

2.
Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.

3.	Ensures that the assets of the Company are adequately safeguarded and maintained.

(c)	Exploration and Development
Responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company`s exploration and development opportunities.  The CEO accordingly shall have the primary responsibility:
-	To direct and oversee all operational activities of the Company including exploration, development, mining and other such functions.
-	To initiate solutions to the key business challenges of the Company.
-	To participate in sourcing and negotiating financial arrangements for the further expansion and development of the Company including joint ventures, mergers, acquisitions, debt and equity financing.
-	Represent and speak for the Company with shareholders, potential investors and other members of the industry.

(d)	Financial Reporting
Oversees the quality and timeliness of financial reporting. Reports to the Board in conjunction with the CFO on the fairness and adequacy of the financial reporting of the Company to its shareholders.

Chief Financial Officer (‘CFO’)

Reports to:
The CEO.

Responsibilities:
-	Developing, analyzing and reviewing financial data.
-	Reporting on financial performance.
-	Monitoring expenditures and costs.
-	Assisting the CEO in preparing budgets and in the communicating to the analyst and shareholder, community and securities regulators, the financial performance of the Company.
-	Fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.
-	Monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, the key risks with respect to the Company and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted financial standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Audit Committee.

Orientation, Continuing Education and Nomination of Directors

The Board has appointed a Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this committee includes the following duties and responsibilities:

1.	Recommend to the Board written mandates or terms of reference for the Board and for each of the Committees of the Board, and a Code of Ethics for all directors, officers and employees of the Company;

2.	Review the composition and size of the Board and its Committee structure and make recommendations to the Board for changes;

3.	Recruit new directors, develop lists of candidates, interview and recommend new directors to the Board;

4.	Recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Board’s responsibilities are governed by the Business Corporations Act (British Columbia), the Company’s Articles, the Board Mandate and the various codes of conduct adopted by the Board.  The Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of the Company, a Securities Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”).  In addition the CEO and CFO of the Company specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Company’s Audit Committee of any violation of this code of which the CEO or CFO  have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee Charter may be viewed on the Company’s website at www.almadenminerals.com.

Compensation

The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

1.	Review the Company’s overall compensation strategy and objectives;
2.
Review and assess the CEO's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;
4.	Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);
5.	Review executive appointments, employment agreements and terminations;
6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;
7.	Review and recommend to the Board the amount and form of directors' compensation; and
8.	Review and recommend the disclosures describing executive compensation and development.

Other Committees

The Company has only the 3 committees, namely: Audit Committee, Compensation Committee and the Nomination and Corporate Governance Committee.

Assessments

One of the responsibilities of the Nomination and Corporate Governance Committee is as follows: Report to the Board, in the manner and to the extent the Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the Committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors Corporate Governance guidelines and rules which are in effect by regulatory bodies or other sources which the Committee deems appropriate.

Audit Committee Information

Detailed information with respect to the Company’s audit committee is contained under the headings “Corporate Governance” and Audit Committee in the Company’s 20F filed as an Annual Information Form for the financial year ended December 31, 2013 and is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and other information relative to the Company’s corporate governance are to found on the Company’s website at www.almadenminerals.com.

ADDITIONAL INFORMATION

The Company’s financial information is included in the consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2013.

Additional information relating to the Company can be found at www.sedar.com.  A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at 1103-750 West Pender Street Vancouver B.C.  V6C 2T8 Phone (604) 689-7644 Fax (604) 689-7645:

(a)
the comparative financial statements of the Company for the financial year ended December 31, 2013 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2013 and related Management Discussion and Analysis; and

(b)	this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
ALMADEN MINERALS LTD.

“Duane Poliquin” “Morgan Poliquin” Duane Poliquin, Chairman Morgan Poliquin, President & CEO

Vancouver, British Columbia
May 22, 2014

Form 51-102F6
Statement of Executive Compensation

Compensation Discussion and Analysis

The compensation of the Company’s Named Executive Officers (“Named Executive Officers” or “NEOs”) and directors is determined by the Company’s Board of Directors (the “Board”) upon the recommendations of the Board’s Compensation Committee (the “Committee”).  The Committee is composed of three directors from the Board, John McCleary, Gerald Carlson and Joseph Montgomery, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52- 110 – Audit Committees (“NI 52-110”).  All of the members of the Committee have experience setting compensation for executives in companies of similar size to the Company.

The Company does not have a formal compensation program.  However, the Committee meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis.  The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other peer group companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a mineral exploration company without a history of earnings.

The Committee considers and evaluates executive compensation levels on an annual basis against available information for similar companies to ensure that the Company’s executive compensation levels are within the range of comparable norms.  In selecting similar companies, the Company primarily looks for public companies that are comparable in terms of business and size.

The Committee’s NEO compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus.  The compensation package is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources.

While the Committee believes that it is important to use comparable data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

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The granting of incentive stock options provides a link between management compensation and the Company’s share price.  It also rewards management for achieving results that improve Company performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the Toronto Stock Exchange (the “TSX”).  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which is described under “Options, Rights or Other Entitlements Under Stock Option Plan” above.

Finally, the Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers, and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to increase value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts.  Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers.  In particular, the Committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks.  The Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company has a formal policy that does not permit a NEO or director from purchasing or selling call or put options or other derivatives in respect of the Company’s securities.

In 2013, annual director’s fees of $7,000 were paid, payable or accrued for payment to non-executive directors.  Also in 2013, the Chairs of the Audit and Compensation Committees were paid an additional $3,000.

In 2013, Duane Poliquin, through Hawk Mountain Resources Ltd., a private company owned by Mr. Poliquin and his immediate family, received compensation by way of an annual management fee.  No year-end bonus was paid or stock options issued to Mr. Poliquin in 2013.  This compensation was based on his executive compensation contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Board of Directors.  Mr. Poliquin’s annual remuneration is based on industry standards and, when paid or issued, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.  Please refer to the “Summary Compensation Table” below.

In 2013, Morgan Poliquin received compensation by way of an annual salary.  No year-end bonus was paid or stock options issued to Mr. Poliquin in 2013 (although, in January 2014, stock options were issued to Mr. Poliquin in acknowledgement of his efforts during fiscal 2013).  This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Board of Directors.  Mr. Poliquin’s annual salary is based on industry standards and, when paid or issued, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2013, Korm Trieu received compensation by way of an annual salary and the issuance of stock options.  No year-end bonus was paid to Mr. Trieu in 2013 (although, in January 2014, stock options were issued to Mr. Trieu in acknowledgement of his efforts during fiscal 2013).  This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Board of Directors.  Mr. Trieu’s annual salary is based on industry standards, when paid or issued, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

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Summary Compensation Table

Named Executive Officers

The following table contains information about the compensation paid or payable to, or earned by, those who were, at December 31, 2013, (a) the Company’s Chairman; (b) the Company’s Chief Executive Officer; (c) the Company’s Chief Financial Officer; (d) each of the three other most highly compensated executive officers of the Company, including any of its subsidiaries, (except those whose total compensation does not, individually, exceed $150,000) and (e) any additional individuals who would be included in (d) but for the fact the individual was neither an executive officer of the Company or any of its subsidiaries, nor acting in a similar capacity, at December 31, 2013.  The Company presently has three Named Executive Officers, namely Duane Poliquin, Chairman, Morgan Poliquin, President and Chief Executive Officer (“CEO”) and Korm Trieu, Chief Financial Officer (“CFO”).

Set out below is a summary of compensation paid during the three years ended December 31, 2013 to the Company’s Named Executive Officers.
					Non-Equity Incentive
					Plan Compensation
					($)
Name and			Share-Based	Option-Based	Annual	Long-Term	Pension	All other	Total
Principal	Year*	Salary	Awards	Awards(a)	Incentive	Incentive	Value	Compensation	Compensation
Position		($)	($)	($)	Plans	Plans	($)	($)	($)
Duane Poliquin
Chairman	2013	Nil	N/A	Nil	N/A	N/A	N/A	246,300(1)	246,300
	2012	Nil	N/A	132,000(2)	N/A	N/A	N/A	327,000(3)	459,000
	2011	Nil	N/A	1,053,500(4)	N/A	N/A	N/A	298,525(5)	1,352,025
Morgan Poliquin
President & CEO	2013	265,000	N/A	Nil	N/A	N/A	N/A	0	265,000
	2012	315,000(6)	N/A	880,000(7)	N/A	N/A	N/A	0	1,195,000
	2011	301,050(8)	N/A	1,228,500(9)	N/A	N/A	N/A	0	1,529,550
Korm Trieu
CFO(15)	2013	185,000	N/A	87,750(10)	N/A	N/A	N/A	0	272,750
	2012	198,000(11)	N/A	100,500(12)	N/A	N/A	N/A	0	298,500
	2011	103,119(13)	N/A	283,500(14)	N/A	N/A	N/A	0	386,619

* Ended December 31.

(a)	Comprised of options granted pursuant to the Company’s stock option plan. All options vested upon grant.

(1)
Paid to Hawk Mountain Resources Ltd. (“Hawk”) of which $240,000 was under agreement for Mr. Poliquin’s management and technical services and $6,300 for general and administrative services provided through Hawk.

(2)
The value of option-based awards is based on the fair value of the awards ($1.32) calculated at the May 4, 2012 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.2%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 75.79% and an estimated option life of 5 years.

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(3)	Paid to Hawk of which $225,000 was under agreement for Mr. Poliquin’s management and technical services, $90,000 year-end bonus and $12,000 for general and administrative services provided through Hawk.
(4)	The value of 500,000 option-based awards is based on the fair value of the awards ($1.89) calculated at the June 8, 2011 grant date using the Black-Scholes model assuming a weighted average risk free rate of 2.1%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 76.58% and an estimated option life of 5 years. The value of 50,000 option-based awards is based on the fair value of the awards ($2.17) calculated at the August 15, 2011 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.3%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 77.10% and an estimated option life of 5 years.
(5)	Paid to Hawk of which $206,250 was under agreement for Mr. Poliquin’s management and technical services, $61,800 year-end bonus and $30,475 for general and administrative services provided through Hawk.
(6)	Comprised of $225,000 under an executive employment contract and year-end bonus of $90,000.
(7)	The value of option-based awards is based on the fair value of the awards ($1.76) calculated at the September 11, 2012 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.22%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 77.87% and an estimated option life of 5 years.
(8)	Comprised of $206,250 under an executive employment contract and year-end bonus of $94,800.
(9)	The value of option-based awards is based on the fair value of the awards ($1.89) calculated at the June 8, 2011 grant date using the Black-Scholes model assuming a weighted average risk free rate of 2.1%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 76.58% and an estimated option life of 5 years.
(10)	The value of option-based awards is based on the fair value of the awards ($1.17) calculated at the April 4, 2013 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.62%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 78.27% and an estimated option life of 5 years.
(11)	Comprised of $165,000 under an executive employment contract and year-end bonus of $33,000.
(12)
The value of option-based awards is based on the fair value of the awards ($1.34) calculated at the June 8, 2012 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.2%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 74.66% and an estimated option life of 5 years.

(13)	Comprised of $88,119 under an executive employment contract and year-end bonus of $15,000
(14)
The value of option-based awards is based on the fair value of the awards ($1.89) calculated at the June 8, 2011 grant date using the Black-Scholes model assuming a weighted average risk free rate of 2.1%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 76.58% and an estimated option life of 5 years.

(15)	Since June 2011.

The Company has in place an executive compensation contract with its Chairman, Duane Poliquin, and Hawk Mountain Resources Ltd. (“Hawk”) whereby the Company has agreed to pay annual remuneration of $240,000 per year effective January 1, 2013, to Hawk for Mr. Poliquin’s providing management and technical services to the Company.  Under the contract, Hawk is entitled to receive certain benefits if terminated without cause (see “Termination and Change of Control Benefits”).

The Company also has in place an executive employment contract with its President and CEO, Morgan Poliquin, whereby the Company has agreed to pay an annual salary of $265,000 effective January 1, 2013, to Mr. Poliquin for providing management and technical services to the Company.  Under the contract, Mr. Poliquin is entitled to receive certain benefits if terminated without cause (see “Termination and Change of Control Benefits”).

The Company also has in place an executive employment contract with its CFO, Korm Trieu, whereby the Company has agreed to pay an annual salary of $185,000 per year effective January 1, 2013, to Mr. Trieu for providing financial, administrative and executive services to the Company.  Under the contract, Mr. Trieu is entitled to receive certain benefits if terminated without cause (see “Termination and Change of Control Benefits”).

There have been no re-pricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed year.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Company’s common shares since December 31, 2008, with the cumulative total return of the S&P/TSX Small Cap Index for the five most recently completed fiscal years of the Company.

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There is little correlation between the compensation of Named Executive Officers and the stock price of the Company.  Stock prices are affected by many external factors in the mineral exploration industry and the retention and compensation of senior executives to manage the Company cannot be directly related to stock price.  There are two factors that are important in consideration of the stock price as compared to executive compensation: (1) the senior executives of the Company are significant shareholders of the Company so that changes in the stock price do affect them directly, and (2) the stock option plan is the one part of the compensation that is related directly to the compensation of the Named Executive Officers.

Option-Based Awards

The Company currently has in place the Option Plan more particularly described above under the heading “Approval of Unallocated Options, Rights and Other Entitlements Under the Stock Option Plan” for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Option Plan to purchase shares of the Company.  Recommendations for stock option grants are made initially by the Compensation Committee, and subsequently reviewed and determined by the Board.  One of the factors considered when setting new option-based awards is the number of option-based awards previously granted to each individual.

The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all share-based awards and option-based awards outstanding at December 31, 2013.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)	Market or Payout Value of Vested Share-based Awards not paid out or distributed ($)
Duane Poliquin Chairman	220,000 140,000 100,000 500,000 50,000 100,000	1.14 1.00 2.22 3.29 2.93 2.18	Jan 04, 2015 Jun 21, 2015 Aug 27, 2015 Jun 08, 2016 Aug 15, 2016 May 4, 2017	22,000 33,600 Nil Nil Nil Nil	N/A	N/A	N/A
Morgan Poliquin President & CEO	150,000 350,000 100,000 100,000 650,000 500,000	0.81 1.14 0.92 2.67 3.29 2.63	Nov 25, 2014 Jan 04, 2015 Jul 16, 2015 Sep 20, 2015 Jun 08, 2016 Sep 22, 2017	64,500 35,000 32,000 Nil Nil Nil	N/A	N/A	N/A
Korm Trieu CFO	150,000 75,000 75,000	3.29 2.25 1.98	Jun 08, 2016 Jun 08, 2017 Apr 03, 2018	Nil Nil Nil	N/A	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2013 ($1.24) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table outlines, for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2013 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2013.

Name	Option-Based Awards- Value Vested During the Year $	Share-Based-Awards- Value Vested During the Year $	Non-Equity Incentive Plan Compensation – Value Earned During the Year $
Duane Poliquin Chairman	N/A	N/A	N/A
Morgan Poliquin President & CEO	N/A	N/A	N/A
Korm Trieu CFO	Nil(1)	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at April 4, 2013 ($1.88) and the exercise price of the options ($1.98).

For a full description of the Company’s stock option plan, see “APPROVAL OF UNALLOCATED OPTIONS, RIGHTS OR OTHER ENTITLEMENTS UNDER STOCK OPTION PLAN” above.

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PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

Except as otherwise disclosed below, there are no compensatory plans, contracts, agreements or arrangements in place that provides for payments to the Named Executive Officers at, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement or a change in the Named Executive Officer’s responsibilities following a change in control.

The Company has in place an executive compensation contract with its Chairman, Duane Poliquin and Hawk Mountain Resources Ltd. (“Hawk”), a company owned by Mr. Poliquin and his immediate family, whereby Hawk is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 2 times the then current base fee;
(b)	by death, payment of an amount equal to 6 months of the then current base fee; and
(c)	following a change in control, payment of an amount equal to 3 times the then current base fee.

The Company has in place an executive employment contract with its President and CEO, Morgan Poliquin, whereby Mr. Poliquin is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 2 times the then current base fee;
(b)	by death, payment of an amount equal to 6 months of the then current base fee; and
(c)	following a change in control, payment of an amount equal to 3 times the then current base fee.

The Company has in place an executive employment contract with its CFO, Korm Trieu, whereby Mr. Trieu is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 1 times the then current salary; and
(b)	following a change in control, payment of an amount equal to 1 times the then current salary.

DIRECTOR COMPENSATION

Director Compensation Table

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the year ended December 31, 2013.

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Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
James E. McInnes(5)	10,000(1)(2)	Nil	Nil	Nil	Nil	Nil	10,000
John (Jack) McCleary	10,000(1)(2)	Nil	Nil	Nil	Nil	Nil	10,000
Gerald G. Carlson	7,000(1)	Nil	Nil	Nil	Nil	Nil	7,000
Joe Montgomery	7,000(1)	Nil	Nil	Nil	Nil	Nil	7,000
Barry Smee	7,000(1)	Nil	Nil	Nil	Nil	Nil	7,000
Mark T. Brown	7,000(1)	Nil	Nil	Nil	Nil	700(3)	7,700
William J. Worrall(6)	Nil	Nil	252,500(4)	Nil	Nil	Nil	252,500

(1)       Director’s fees.
(2)       Audit and Compensation Committee Chair fee.
(3)       Professional services.
(4)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of option-based awards is based on the fair value of the awards ($1.01) calculated at the June 18, 2013 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.62%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 78.71% and an estimated option life of 5 years.  All options vested upon grant.

(5)	To May 7, 2013.
(6)	Since May 7, 2013.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each of the directors of the Company, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at December 31, 2013.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)	Market or Payout Value of Vested Share-based awards not paid out or distributed ($)
John (Jack) McCleary	100,000 50,000 50,000 50,000 25,000	0.92 2.73 3.29 2.93 2.18	Jul 16, 2015 Nov 22, 2015 Jun 08, 2016 Aug 15, 2016 May 4, 2017	32,000 Nil Nil Nil Nil	N/A	N/A	N/A
Gerald G. Carlson	50,000 25,000 50,000 50,000 25,000	1.14 2.73 3.29 2.93 2.18	Jan 04, 2015 Nov 22, 2015 Jun 08, 2016 Aug 15, 2016 May 4, 2017	5,000 Nil Nil Nil Nil	N/A	N/A	N/A
Joe Montgomery	225,000 25,000	3.29 2.18	Jun 08, 2016 May 4, 2017	Nil Nil	N/A	N/A	N/A
Barry Smee	100,000 125,000 25,000	2.22 3.29 2.18	Apr 27, 2015 Jun 08, 2017 May 4, 2017	Nil Nil Nil	N/A	N/A	N/A
Mark T. Brown	75,000 25,000 25,000 100,000	1.14 3.29 2.18 2.53	Jan 04, 2015 Jun 08, 2016 May 4, 2017 Nov 22, 2017	7,500 Nil Nil Nil	N/A	N/A	N/A
William J. Worrall	250,000	1.66	June 18, 2018	Nil	N/A	N/A	N/A

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(1)           Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2013 ($1.24) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each director of the Company, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2013 and the value of non-equity incentive plan compensation earned during the most recently completed financial year.

Name	Option-Based Awards- Value Vested During the Year $	Share-Based-Awards- Value Vested During the Year $	Non-Equity Incentive Plan Compensation – Value Earned During the Year $
John (Jack) McCleary	N/A	N/A	N/A
Gerald G. Carlson	N/A	N/A	N/A
Joe Montgomery	N/A	N/A	N/A
Barry Smee	N/A	N/A	N/A
Mark T. Brown	N/A	N/A	N/A
William J. Worrall	Nil(1)	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at June 18, 2013 ($1.60) and the exercise price of the options ($1.66).

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